VIA EDGAR AND OVERNIGHT MAIL

July 28, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re.	Wells Real Estate Fund IX, L.P.
Form 10-K for the year ended December 31, 2004
Filed March 31, 2005
File No. 0-22039

Dear Mr. Gordon:

I am writing to inform you of our intention to respond, by August 31, 2005, to the comments provided to us by the Staff of the Commission in the letter dated July 28, 2005 related to the above-referenced filing.

Very truly yours,

/s/ Douglas P. Williams
Douglas P. Williams
Principal Financial Officer
of Wells Capital, Inc.

CC:	Mr. Leo F. Wells, President, Principal Executive Officer and Sole Director of Wells Capital, Inc.
Mr. Robert E. Bowers, Chief Financial Officer
Mr. Mark R. Kaspar, Ernst & Young LLP
Mr. Donald Kennicott, Holland & Knight, LLP
Mr. Eric McPhee, Securities and Exchange Commission